[GRAPHIC OMITTED]


                                                                A. Michael Primo
                                                                    212-596-9337
                                                     michael.primo@ropesgray.com

VIA ELECTRONIC FILING

Christian Sandoe
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549


         RE: WisdomTree Trust ("Trust")
             Files Nos. 333-132380 and 811-21864

             WisdomTree India Earnings Fund (the "Fund")

Dear Mr. Sandoe:

         This letter responds to comments received from the Staff of the Securities and Exchange Commission (the "Commission") on December 18, 2007 regarding the Trust's registration statement on Form N-1A, which was filed with the Commission on November 2, 2007 (the "Registration Statement"). For your convenience we have restated each comment below followed by the Trust's response. Defined terms have the same meanings as used by the Trust in its Registration Statement.

         We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff's comments, and resolve any matters raised.

1.   Comment: (Prospectus/ Overview/Investment Objective)

Please explain how the Fund determines "profitability" (as that term is used in the Fund's Investment Objective) for purposes of including or excluding companies from the Fund's Index.

         Response: The Fund does not determine "profitability." The Index provider, through its independent calculation agent, screens for companies that had positive reported net income in their latest fiscal year. Companies that pass this profitability screen as of the screening date are included in the Index in accordance with the Index methodology.

Christian Sandoe                      -2-                     December 19, 2007


2.   Comment: (Prospectus/Principal Investment Strategies/Primary Investment
Risks)

Please disclose the information required by Items 2 and 3 of Form N-1A (the Risk/Return Summary) in numerical order at the front of the prospectus. Do not precede or include any other Items except as prescribed by the Form.

         Response:  The prospectus has been revised.

3.   Comment: (Prospectus/Principal Investment Strategies/Primary Investment
Risks)

Please remove the "Portfolio Holdings Information" disclosure from the Risk/Return Summary section.

         Response:  The referenced disclosure has been moved.

4.   Comment: (Prospectus/Primary Investment Risks)

Please add small- and mid- cap risk disclosure to the Fund's "Primary Investment Risks" section.

         Response: Please note the following disclosure in response to the Staff's comment.

         Small and Mid-Capitalization Investing. The Fund invests a portion of its assets in securities of small- and mid-capitalization capitalization companies. The securities of small- and mid-capitalization companies may be subject to more unpredictable price changes than securities of larger companies or the market as a whole.

5.   Comment: (Prospectus/Principal Investment Strategies/Index Description)

Please include the market capitalization range of the Fund's Index.

         Response: Please note the revised disclosure in response to the Staff's comment.

         As of November 30, 2007, approximately 62% of the weight of the Index consisted of securities with market capitalizations of over $10 billion, approximately 28% of the Index consists of securities with market capitalizations between $2 and $10 billion, and approximately 10% of the Index consisted of companies with market capitalizations less than $2 billion.

Christian Sandoe                      -3-                     December 19, 2007


6.   Comment: (Prospectus/Primary Investment Risks)

Please add disclosure explaining why the Fund anticipates additional risks in the "Basic Materials" and "Energy" sectors.

         Response: Please note the revised disclosure in response to the Staff's comment.

         Basic Materials Risk. Due to the high concentration of basic materials companies located in India and included in the Fund's Index, the Fund may invest a relatively large amount of its assets in the basic materials sector of the market. As such, the Fund may be particularly sensitive to economic and other conditions affecting this sector.

         Energy Risk. Due to the high concentration of energy companies located in India and included in the Fund's Index, the Fund may invest a relatively large amount of its assets in the energy sector of the market. As such, the Fund may be particularly sensitive to economic and other conditions affecting this sector.

7.   Comment: (Prospectus/Fees and Expenses)

Please include the Fund's "Creation Unit Transaction Fees" in the "Shareholder Fees and Expenses" section.

         Response: Registrant respectfully declines to include each Fund's "Creation Unit Transaction Fees" in the "Shareholder Fees and Expenses" section. The "Creation Unit Transaction Fees" are non-recurring fees paid by the specific authorized participant purchasing or redeeming a specified amount of creation units. The fee is paid to offset share transfer and other transaction costs associated with the issuance or redemption of creation units. These are one-time costs that would not have been incurred but for the Authorized Participant's creation or redemption. Neither the Fund nor any other investor (retail or otherwise) bears the cost of these transaction fees. Therefore, factoring these fees into the Example as suggested by the staff would overstate the ongoing costs of the Fund to Fund shareholders. Finally, we note that even if inclusion of such fees were somehow deemed appropriate, there is no meaningful way to estimate what such fees would be over a specified time period since the fees are based on the actual number of creations and redemptions, which is highly variable and not predictable. For the reasons stated above, it is current and longstanding industry practice for ETFs to only disclose those fees borne by retail investors in the "Shareholder Fees and Expenses" section. Consistent with this practice, the respective "Creation Unit Transaction Fees" applicable to creations and redemptions by authorized

Christian Sandoe                      -4-                     December 19, 2007


          participants are disclosed by the Fund immediately below each Fund's "Shareholder Fees and Expenses."

8.   Comment: (Prospectus/Fees and Expenses)

The Registration Statement notes that the Fund may invest in other investment companies. Instruction 3(f)(i) to Item 3 of Form N1-A requires a fund that invests in other funds to disclose the fees and expenses associated with those investments. Please add a subcaption entitled "Annual Fund Operating Expenses" to the "Total Annual Fund Operating Expenses" table.

         Response: Registrant does not expect that any fees and/or expenses incurred indirectly by the Fund as a result of investment in shares of one or other investment companies will exceed 0.01% (one basis point) of the average net assets of the Fund. Registrant respectfully declines to include such information in the Fund's Fee Table.

9.   Comment: (Prospectus/ Sub-Adviser)

Please revise the disclosure relating to the India Investment Portfolio ("IIP") to more accurately describe: 1) That the IIP is a wholly owned subsidiary of the Fund and not BNY Investment Advisors; 2) That BNY Investment Advisors serves as adviser to both the Fund and the IIP; and 3) Why the Fund is relying on the IIP to make its investments in India. (4) In addition, please confirm that the Fund is not using the IIP to circumvent the Fund's obligations under the Investment Company Act of 1940 ("1940 Act") and intends to comply with all aspects of the 1940 Act.

       Response: Please note the revised disclosure added to the "Sub-Adviser"
       section in the prospectus in response to the Staff's comment.

           BNY Investment Advisors, a separately identifiable division of The Bank of New York, a New York state banking corporation, serves as the sub-adviser (the "Sub-Adviser") for the Fund and the Fund's wholly-owned subsidiary, the WisdomTree India Investment Portfolio (the "IIP"). BNY Investment Advisors has its principal place of business at 1633 Broadway, 13th Floor, New York, New York, 10019. The Bank of New York began offering investment services in the 1830s, and as of _________ managed more that $___________ in investments for institutions and individuals. The Bank of New York is a subsidiary of The Bank of New York Mellon Corporation. The Sub-Adviser chooses the Fund's investments and places orders to buy and sell the Fund's investments. WisdomTree Asset Management pays the Sub-Adviser for providing sub-advisory services to the Fund in accordance with the table set forth below.

Christian Sandoe                      -5-                     December 19, 2007


       Please note Registrant believes that the following disclosure contained on page 15 of the prospectus adequately addresses the Staff's comment relating to why the Fund is relying on the IIP to make investments in India.

           The Fund intends to operate through the IIP, a wholly-owned subsidiary, in the Republic of Mauritius, in order to take advantage of favorable tax treatment by the Indian government pursuant to a taxation treaty between India and Mauritius.

           Investors should note that taxation of the income of IIP arising from its investments in India is expected to be minimized under the provisions of the India Mauritius Double Tax Avoidance Treaty (the "Treaty"). No assurance can be given that the terms of the Treaty will not be subject to re-negotiation in future and any change could have a material adverse effect on the returns of IIP. There can be no assurance that the Treaty will continue and will be in full force and effect during the life of IIP. Further, it is possible that Indian tax authorities may seek to take the position that IIP is not entitled to the benefit of the Treaty.

Supplementally, and in response to the Staff's comment, we note that the use of a wholly owned Mauritius entity is a common approach for open-end and closed end funds seeking to take advantage of favorable tax treatment by the Indian government pursuant to a taxation treaty between India and Mauritius. The Fund's intended, and only, use of the IIP is for effectuating tax purposes, and not with a view towards circumventing the Fund's obligations under the Investment Company Act of 1940.


10.  Comment: (Prospectus/ Sub-Adviser/Portfolio Managers)

Please disclose the management tenure of the Fund's portfolio managers.

         Response: Please note the following disclosure has been added to the prospectus.

         Each Portfolio Manager has served as manager of the Fund since its inception.

11. Comment: (SAI/ Approval of Investment Advisory Agreement and Sub-Advisory Agreement)

Please add disclosure to the Fund's next prospectus or statement of additional information relating to the basis for the Board of Trustees' approval of the Investment Advisory Agreement or, in the alternative, note the Fund's filing which will include such information.

Christian Sandoe                      -6-                     December 19, 2007


         Response: Please note the following disclosure currently included in the prospectus on page 9.

         The basis for the Board of Trustees' approval of the Investment Advisory Agreement will be available in the Trust's Annual Report to Shareholders for the period ending March 31, 2008.

                                    * * * * *

         It is anticipated that the Trust will seek effectiveness of the Registration Statement, as amended, on January 2, 2008. The Trust will in connection therewith make the requested representations and file the necessary acceleration request.

         If you have any further comments or questions regarding this response, please contact A. Michael Primo at (212) 596-9337 or Robert J. Borzone, Jr. at
(212) 596-9017. Thank you for your attention to this matter.


                                                 Very truly,

                                                 /s/ A. Michael Primo
                                                 A. Michael Primo